A special meeting (the Special Meeting) of the Members of the Fund was held on December 12, 2014 at the offices of FEG Investors, LLC, 201 East Fifth Street, Suite 1600,
Cincinnati, Ohio, to consider the proposal described below.
The proposal was approved. The results of the voting at the Special Meeting are as follows
1. Approval of a Second Amended and Restated Limited
Liability Company Operating Agreement for the Fund that would (a) allow the Fund to elect to be classified, for purposes of U.S. federal income tax, as a corporation that intends to elect to be treated as a regulated investment company under Subchapter M of Subtitle A, Chapter 1, of the Internal Revenue Code of 1986, as amended; and (b) permit the creation of multiple classes of Units.


Number of Votes

Affirmative

118,190.52

Against

-

Abstain

1,514.81

Total

119,705.33